FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Holdings to Acquire Global Agency Broker Instinet

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 2, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Nomura Holdings to Acquire Global Agency Broker Instinet

Tokyo, November 2, 2006—Nomura Holdings, Inc. today announced that it has signed an agreement to purchase global agency-broker Instinet Inc., a major provider of electronic trading services for institutional investors.

Nomura Holdings will, through a subsidiary, acquire a 100% stake in Instinet, in an all-cash transaction, from majority owner Silver Lake Partners, a leading private equity firm focused on technology and related industries, and Instinet’s current management team.

Along with the ongoing movement towards the unbundling of execution and research, both electronic and algorithmic trading have seen rapid expansion due to advances in information technology, and many clients now require sophisticated trading technologies and execution service capabilities.

With the acquisition of Instinet, Nomura Group will add advanced execution technologies to its high-quality research offering, and position itself to provide hedge funds, pension funds, and other institutional investors with even higher value-added trading technologies and order execution services. In addition, Nomura will add Instinet’s global agency brokerage business with approximately 1,500 clients worldwide and a presence in all major financial markets.

The acquisition of Instinet will bring about synergy and allow Nomura Group to secure a leading position in this growing market, as Nomura Group will be able to match its strong client base with Instinet’s advanced trading platforms and products, especially in Asia and Europe, where continued rapid growth in electronic trading is anticipated.

*Please refer to the following page for more information about Instinet Inc.

Outline of Instinet

Company Name:	Instinet Incorporated
Head Office Address:	3 Times Square, 7th Floor, New York, NY 10036
Representative:	Edward J. Nicoll
Principal Activities:	Global agency-broker providing institutional investors with agency electronic trading
Fiscal Year end:	December
No. of Employees:	605 (as of April 2006)

Established in 1969, Instinet is one of the world’s largest agency-brokers. Since its founding, Instinet has been a leader in the execution service space. Instinet provides the trading expertise and advanced technology necessary to successfully interact with more than 50 securities markets worldwide. Instinet has a strong client base of approximately 1,500 institutions worldwide, and has grown its business by leveraging its cutting-edge execution technology and trading platforms. Instinet is particularly strong in algorithmic trading solutions and features a global portfolio trading system. Instinet’s Tokyo office was opened in 1993 as part of its operations in the Asia-Pacific region. Instinet has a strong presence in the USA, Europe, and Asia-Pacific, and in Q2 2006 had an average daily trade volume (ADV) of 189 million shares in the USA (3.7 percent market share), average daily consideration traded in Europe of $1.078 billion (USD), and average daily consideration traded in Asia Pacific of $586 million (USD). Instinet continues to see progress in Japan, where it increased its share of total Tokyo Stock Exchange volume to 2.0 percent in the second quarter of 2006.

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd.	81-3-3278-0591
Larry Heiman	Corporate Communications Dept., Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 139 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.